PEPLIN, INC.

6475 Christie Avenue

Emeryville, CA 94608

October 30, 2008

VIA EDGAR

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jeffrey P. Riedler

Re:	Peplin, Inc.

Registration Statement on Form 10

File No. 000-53410

Dear Mr. Riedler:

Pursuant to Rule 12d1-2 of the Regulations under the Securities Exchange Act of 1934, as amended, Peplin, Inc. (the “Registrant”), hereby requests that the effective date of its Registration Statement on Form 10 (File No. 000-53410) be accelerated to, and that such Registration Statement be declared effective on, October 30, 2008, at 4:00 p.m. Washington, D.C. time, or as soon thereafter as practicable, unless we request by telephone that such Registration Statement be declared effective at some other time.

We appreciate your assistance in this matter.

Very truly yours,

PEPLIN, INC.

By:	/s/ David J.B. Smith
	Name:	David J.B. Smith
	Title:	Chief Financial Officer